Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of Datasea Intelligent Technology Ltd. of our report dated September 26, 2025 on the consolidated balance sheets of Datasea Inc. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2025 appearing in the Company’s Annual Report on Form 10-K for the year ended June 30, 2025, filed with the Securities and Exchange Commission. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Kreit & Chiu CPA LLP

Los Angeles, California

August 13, 2026